[redacted]

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

SECU 12012893 SSION

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SEC FILE NUMBER
8-48236

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 18TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT R. LEWIS — 212-380-2280 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH, LLP
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, FLOOR 3	NEW YORK	NY	10022-5722
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R. LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCM SECURITIES, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/COO

Title

Notary Public

JANET ROBLES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6137590
Qualified in Kings County
My Commission Expires December 05, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCM SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended December 31, 2011 and 2010

FPCM SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2011 and 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Member of
FPCM Securities, LLC
New York, New York

We have audited the accompanying statements of financial condition of FPCM Securities, LLC as of December 31, 2011 and 2010, and the related statements of operations, changes in member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FPCM Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2011 financial statements taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the 2011 financial statements. The information has been subjected to the auditing procedures applied in the audit of the 2011 financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and such records used to prepare the financial statements or to the 2011 financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the 2011 financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2012

FPCM SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2011	2010
ASSETS		
Cash and cash equivalents	$ 238,626	$ 233,131
Accounts receivable	146,483	636,523
Other assets	27,061	29,202
	$ 412,170	$ 898,856
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accrued commissions and other payables	$ 138,147	$ 136,517
Commitments and contingences		
Member's capital	274,023	762,339
	$ 412,170	$ 898,856

See accompanying notes to financial statements.

FPCM SECURITIES, LLC
STATEMENTS OF OPERATIONS

	Year ended December 31, 2011	Year ended December 31, 2010
Revenue		
Commissions	$ 1,970,237	$ 2,450,185
Interest and dividend income	51	86
	1,970,288	2,450,271
Expenses		
Commissions	1,595,124	1,614,778
General and administrative	111,974	107,231
Regulatory fees	30,820	28,959
	1,737,918	1,750,968
Net income	$ 232,370	$ 699,303

See accompanying notes to financial statements.

FPCM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Balance, January 1, 2010	$ 87,064
Capital distributions to member	(24,028)
Net income	699,303
Balance, December 31, 2010	762,339
Capital distributions to member	(720,686)
Net income	232,370
Balance, December 31, 2011	$ 274,023

See accompanying notes to financial statements.

FPCM SECURITIES, LLC
STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2011	2010
Cash flows from operating activities		
Net income	$ 232,370	$ 699,303
Changes in operating assets and liabilities		
Accounts receivable	490,040	(476,249)
Other assets	2,141	(4,747)
Accrued commissions and other payables	1,630	(17,138)
Net cash provided by operating activities	726,181	201,169
Cash flows used in financing activities		
Member capital distributions paid	(720,686)	(24,028)
Net increase in cash and cash equivalents	5,495	177,141
Cash and cash equivalents at beginning of year	233,131	55,990
Cash and cash equivalents at end of year	$ 238,626	$ 233,131

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION

FPCM Securities, LLC (the "Company"), a wholly-owned subsidiary of FPCM Holdings, LLC (the "Parent Company"), was formed on February 14, 1995, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in the business of offering and selling securities and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), carries no customer funds or securities and is exempt from the requirement to make computations for the determination of reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The principal office of the Company is located at 140 Broadway, 18th Floor, New York, NY 10005. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

The Company shall dissolve upon the earlier of dissolution date specified by managers or withdrawal of all managers, insolvency, liquidation and bankruptcy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The Company believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Revenue recognition

Revenue, which consists principally of commissions on private placement variable life insurance and annuity contracts as well as registered products, is recognized on a trade date basis.

Commissions

Commission expense is recognized when the related revenue is earned and paid to an independent contractor for providing the Company with introductions to accredited investors. Commissions are paid within 30 days of the Company's successful receipt, deposit, and availability of funds for payments from commission revenue.

Income taxes

The Company is treated as a disregarded entity for federal, state and local income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the responsibility of the Parent Company.

- Continued -

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company's financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest and income tax expense, respectively. The Company has no amounts accrued for interest or penalties as of December 31, 2011 and 2010.

Due to its pass-through status; the Company is not subject to U.S. federal income tax or state income tax. The Company is no longer subject to examination by taxing authorities for the years prior to 2008. The Company does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months.

Cash and cash equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

Recent accounting pronouncements

The adoption of recently effective accounting standards did not have a material effect on the Company's financial statements nor does the Company believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position or results of operations when adopted.

NOTE 3 – RELATED PARTY TRANSACTIONS

In January 2006, the Company entered into a four year agreement with First Principles Capital Management, LLC, an affiliate of the Parent Company to provide leased office space and administrative services to the Company. The agreement will automatically renew each year for a one year period unless either party delivers notice to the other party of its intent not to renew the agreement within thirty days of a renewal period. The Agreement required the Company to pay monthly fees of $3,000 per month during the years ended December 31, 2011 and 2010 and for the remaining term of the Agreement. The monthly fee includes rents, utilities, property taxes, property insurance, repairs and maintenance. Expenses related to the Agreement for each of the years ended December 31, 2011 and 2010 were $36,000 and are included in general and administrative expenses.

- Continued -

NOTE 3 – RELATED PARTY TRANSACTIONS (Continued)

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2011, the Company had net capital of $232,289 which was $223,079 in excess of its required minimum net capital of $9,210. The Company's ratio of aggregate indebtedness, which is comprised of accrued commissions and other payables, to net capital was 0.59:1 as of December 31, 2011. The Company intends to distribute approximately $75,000 to its members within the six month period subsequent to the year ended December 31, 2011.

NOTE 5 – CONTRACTS

In January 2006, the Company entered into a Broker/Dealer Sales and Supervision Agreement with Hartford Equity Sales Company, Inc. and Hartford Life Insurance Company (collectively, "Hartford") whereby the Company was appointed as agent for Hartford in the solicitation and procurement of private placement variable life insurance and annuity contracts as well as registered products. Approximately 42% and 37% of the Company's commission revenue for the years ended December 31, 2011 and 2010, respectively, were derived from the agreement with Hartford. Accounts receivable of $66,652 and $69,810 at December 31, 2011 and 2010, respectively, were due from Hartford and were collected during January 2012 and 2011, respectively.

The Company also entered into a Financial Operational and Procedures Agreement with Capital Markets Compliance, LLC in January 2006 to outsource its Financial and Operational Principal and Chief Financial Officer responsibilities.

NOTE 6 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

FPCM SECURITIES, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED
BY RULES 15c3-1 AND 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2011

NET CAPITAL		
Total member's capital	$	274,023
Less non-allowable assets		
Accounts receivable		(9,900)
Other assets		(27,061)
Total net capital before haircuts		237,062
Less haircuts on securities		
Money market funds		(4,773)
Net capital	$	232,289
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	9,210
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	9,210
Excess net capital	$	223,079
Excess net capital at 1,000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar capital requirement)	$	218,474
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	138,147
Ratio of aggregate indebtedness to net capital		0.59:1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the Focus report on Form X-17A-5 which was filed on January 26, 2012.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the Rule.

Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Member of
FPCM Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of FPCM Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2012

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT ACCOUNTANTS ON APPLYING AGREED UPON PROCEDURES

To the Member of
FPCM Securities, LLC
New York, New York

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by FPCM Securities, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with these requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2011, with respective cash disbursement records entries noting no differences;

2. Compared the total revenues in the audited financial statements included in Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 for the year end December 31, 2011 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2011 and in the related schedules and working papers supporting the adjustments noting no differences and mathematical errors; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2011 on which it was computed noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2012